Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Mellon Financial Corporation:

We consent to incorporation by reference in the Registration Statements (333-60460, 333-105695, and 333-136546) on Form S-8 of Mellon Financial Corporation of our report dated June 6, 2007 with respect to the statements of net assets available for benefits of the Mellon 401(k) Retirement Savings Plan as of December 31, 2006 and 2005, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of assets held at end of year as of December 31, 2006, which report appears in the December 31, 2006 Annual Report on Form 11-K of the Mellon 401(k) Retirement Savings Plan.

/s/ KPMG LLP

Pittsburgh, Pennsylvania

June 8, 2007